UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

File No. 1-10865 - CF#35630

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AMAG Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on November 7, 2012 and November 6, 2015.

Based on representations by AMAG Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 6, 2015	through December 31, 2020
10.3	10-Q	November 7, 2012	through December 31, 2020
10.4	10-Q	November 7, 2012	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary